FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 11, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 11, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

BRF

June 2013

Disclaimer

The results of the first quarter 2013 consolidate the Companies of BRF S.A..

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

OVERVIEW

BRF Overview

- One of the largest and most internationalized Brazilian companies
  - **3rd largest exporter in Brazil**, reaching 120 countries
  - Responsible for **20% of the global poultry trade**
  - 5th largest employer in Brazil
- One of the world's largest food companies
  - **US$21Bn market cap**[(1)]
- Vertically-integrated business with national reach, covering **98% of Brazil's territory**
  - **62 industrial units,** 11 of which in foreign markets
- Diversified portfolio of value-added processed food (over 3,300 SKUs)
- **Investment grade** by Moody's/S&P/Fitch
- Superior governance and no single controlling shareholder (true corporation)

Strengths of BRF

LIVESTOCK

- Partnership with +20,000 producers
- Natural resources => competitive advantages
- Traceability
- Sustainability

FOOD PROCESSING INDUSTRIALIZATION

- 50 plants in Brazil
- 11 plants abroad
- Innovation
- Quality
- Safety
- Scale

BRANDS & PORTFOLIO

Sadia

PERDIGÃO

Qualy Sadia

batavo

Elegê

SALES DISTRIBUTION

- 150,000 clients and 500,000 monthly deliveries in Brazil
- Brazilian territory coverage of 98%
- Reach 120 countries with 19 commercial offices
- Proprietary distribution in 7 countries

Supply Chain



UNITS / DC's / TSP's

50 / 33 / 50

EMPLOYEES IN SUPPLY

Over **14,000** direct and indirect
(Over **1,500** overseas)

VEHICLE FLEET

Over **7,500** trucks,
65 million Km/month

TRANSPORTED VOLUME

Over **2,000,000** tons/month

CHICKEN TRANSPORTATION

1.7 Billion heads/year

PORK TRANSPORTATION

10.4 Million heads/year

TURKEY TRANSPORTATION

30.2 Million heads/year

BEEF TRANSPORTATION

0.5 Million heads/year

Most Valuable Brands in the food segment in Brazil and Latin America

"US$ 1 BILLION" BRANDS

Sadia





PERDIGÃO


Sanduba
PETISCOS
HAMBÚRGUER

Sadia

1º

Most Valuable Brand in Brazil
(Isto É dinheiro magazine)

1º

Most Valuable Brand in Latin America
(BrandZ, WPP e Millward Brown)

Perdigão

2º

Most Valuable Brand in Brazil
(Isto É dinheiro magazine)

2º

Most Valuable Brand in Latin America
(BrandZ, WPP e Millward Brown)

Note: Ranking position considering only the food segment.

Portfolio Overview

Processed/ Elaborated Meat

Specialty Meats

✓Sausages, salamis, hams, pates, bacon, sliced products



Frozen Meat

✓Hamburgers, meatballs,kibes, steaks, ready-to-eat, fish



Seasonal/Others





In Natura Meat

Poultry

✓ Whole chicken, cuts



Pork

✓Carcass, cuts, salted



Beef

✓ Cuts



Other Processed Products

Desserts

✓Sweets, Pies, mousses, sweet specialties, ice cream


Miss Daisy

Frozen foods / Dishes

✓Pastas, pizzas, frozen vegetables, french fries, salted pies, cheese bread, appetizers



Dairy

Processed

✓Yogurts, cheese, butter, cream, sauces, dairy drink


Qualy

Milk

✓Pasteurized, UHT, powder


Elegê

Market Share (value)



1º
BRF
1º
BRF
1º
BRF
1º
BRF
1º
BRF
3º
BRF
53.0%
63.4
63.1
53.9
56.7
10.8
Specialty meat
Frozen Processed Meat
Pastas
Pizzas
Margarines
Dairy Products

Source: A.C. Nielsen
Margarines and Dairy: base dec 2012/feb 2013; other categories jan/feb 2013.

Historical Highlights

brf

2000

- Started Trading in the NYSE

2006

- Joined Bovespa's Novo Mercado
Global equity offering of R$0.8 Bn
Batavo acquisition

2007 and 2008

- Eleva acquisition
- Follow-on equity offering of R$0.9Bn

2008 and 2009

- Sadia, Batavia and Cotochés acquisitions
- Follow-on equity offering of R$5.3Bn

2007 and 2008

- Eleva acquisition
- Follow-on equity offering of R$0.9Bn



CAGR of 25% from 1998 to 2012
Net Revenues (R$ Bn)
NYSE
Novo Mercado
Batavo
Elegê
Cotochés
Sadia
brf
1,3
1,6
1,9
2,5
3,0
3,9
4,9
5,1
5,2
6,6
11,4
20,9
22,7
25,7
28,5
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Net Debt/ Adj. EBITDA	2.0x	0.5x	3.6x	1.3x	2.9x	2.8x	1.3x	1.0x	1.4x	0.5x	2.9x	3.6x	1.4x	1.7x	2.6x

Source: BRF

Global Player

Market Capitalization (US$ Bn)


224.8
56.4
44.8
32.7
31.6
23.2
21.0
20.1
15.2
14.9
14.7
11.1
11.1
10.9
10.5
10.1
9.8
8.8
8.8
Nestlé
Mondelēz International
DANONE
KRAFT
Kellogg's
brf
HERSHEY'S
BIMBO
ConAgra Foods
Campbell's
SMUCKER'S
Hormel
Fonterra
KERRY
Saputo
Tyson
JBS

World's 7th Largest Food Company

Notes

1 Does not include Heinz, which is being taken private

2 Based on Kraft share price performance prior to spin-off, and Mondelez share price after the transaction

Source Capital IQ as of May 3, 2013

FINANCIAL PERFORMANCE

Financial Performance

Net Sales (R$ million)


13.3%
10.9%
22,681
25,706
28,517
2010
2011
2012

Breakdown - Net Sales (1Q13)


8.8%
Dairy
5.1%
Food Service
43.2%
Domestic
Market
42.9%
Exports

34.1% - Middle East
19.4% - Far East
16.6% - South America
13.3% - Europe
8.3% - Eurasia
8.3% - Africa and others

Financial Performance


Earnings Per Share
EPS (R$)
1.82
0.92
0.94
2010
2011
2012


EBITDA Adjusted
(R$ million)
3,244
2,635
2,680
2010
2011
2012

NEW CYCLE AND LONG TERM VIEW

Starting a New Cycle

Following a successful merger process, BRF is ready for new challenges

2009	2010 - 2012	2013 forward
PERDIGÃO	BRF Brasil Foods + Sadia	brf
	Integration Cycle • Capture of synergies • Complying with legal obligations (CADE)	**New Cycle** • Becoming a global leader

Total Shareholder Return

TSR (%) ANNUAL



30,2
27,8
18,8
16,5
10,1
5,5
Sadia
PERDIGÃO
BRAHMA
InBev
lenovo
IBM
adidas
Reebok
P&G
Gillette
(USD -- BRF ADR)
Total period since merger date
3.6 Years
4.5 – 13.5 years

Source: Bloomberg ; Period: Sadia - Perdigão: 05/19/09 (merger announcement date) - Dec/2012;
Other transactions: from merger date up to Dec/12

Total Shareholder Return

TSR (%) - FIRST 3 YEARS (AFTER MERGER)



Annual Average: 33.6%
169,5
135,7
56,6
40,7
36,2
34,2
lenovo
IBM
Sadia
PERDIGÃO
BRAHMA
adidas
Reebok
InBev
P&G
Gillette
MAY 19 2009

Source: Bloomberg ; TSR average of 20 business days prior to merger announcement date (05/19/09) - BRFS (ADR) -- USD

Stock Performance Since Merger



450
400
350
300
250
200
150
100
50
0
BRF ADR
S&P Index
S&P Industrials Sector Index
S&P Food Beverage & Tobacco Industry Group Index
May-09
Jul-09
Aug-09
Oct-09
Nov-09
Jan-10
Mar-10
Apr-10
Jun-10
Jul-10
Sep-10
Oct-10
Dec-10
Jan-11
Mar-11
May-11
Jun-11
Aug-11
Sep-11
Nov-11
Dec-11
Feb-12
Apr-12
May-12
Jul-12
Aug-12
Oct-12
Nov-12
Jan-13
Mar-13
BRF ADR + 288%
S&P Industrials Index + 116%
S&P Food Beverage & Tobacco Index + 107%
S&P Index + 94%

Source: Bloomberg

New Cycle in 2013
Strategy Overview

UNLOCKING THE VALUE OF BRF

- ✓ **Increase Net Sales by 10% - 12% -- focus on value instead of volume**
- ✓ **Advance in the internationalization process**
- ✓ **Execute improved go-to-market model**
- ✓ **Improve dairy business profitability**
- ✓ **Improve operating efficiencies (production, sales and admin.)**
- ✓ **Optimize capital employed (fixed assets, working capital)**

BRF BRAZIL STRATEGY

INNOVATION

- ✓ New categories
- ✓ Markets
  - Healthiness and convenience


MAIONESE


Batavo
Hidra



PRODUCTIVITY AND SYNERGY

- ✓ Logistics / Distribution
- ✓ Customer base
- ✓ Commercial investments

BRAND/PORTFOLIO DEVELOPMENT

- ✓ Sadia – "Balance"
- ✓ Perdigão – "Joy"
- ✓ Optimization of potfolio


PRATIQUE
UMA VIDA
MAIS GOSTOSA
Sadia


COPA PERDIGÃO
DO BRASIL 2013
PATROCINADORA OFICIAL

DISTRIBUTION

- ✓ Improvement service level
- ✓ Dedicated platform for Food Service

BRF INTERNATIONAL STRATEGY

LOCAL PRODUCTION OF PROCESSED FOOD	• Expansion of processing facility at PlusFoods Europe • Argentine operations (Quickfood, Danica) • Construction of processing facility in Middle East
ADVANCE IN DISTRIBUTION	• 45% of Saudi Arabia sales via Al-Wafi (fully-owned by BRF) • Proprietary distribution in 7 countries • Recent acquisition of Federal Foods (distributor in the UAE)
BRANDS	• Sadia is top of mind in Middle East • Paty in Argentina is the absolute leader in the segment

OBJECTIVE: REDUCE VOLATILITY AND ADVANCE IN THE VALUE CHAIN

BRF – Strong Fundamentals

PREPARED TO FEED THE WORLD

- ✓ Proven track record
- ✓ Strong Brands in Packaged Food
- ✓ Broad Distribution
- ✓ Competitive production platform (Brazil)
- ✓ International Expansion
- ✓ Multiple growth opportunities

1Q13
RESULTS

1Q13 HIGHLIGHTS

- ✓Net sales growth of 13.8% compared to 1Q12, to R$ 7.2 billion
- ✓Operating Expenses as a percentage of net sales at 15.3% compared to 16.4% in 1Q12
- ✓Adjusted EBITDA reached R$ 852.5 million, 60.2% growth with adjusted EBITDA margin of 11.8% against 8.4% in 1Q12
- ✓Net Income growth of 134%, to R$ 358.5 million and Net Margin of 5.0%
- ✓EPS of R$ 0.41, 134% growth against 1Q12

ADJUSTED EBITDA*

R$ million


60.2%
3.4 p.p.
532
565
565
1,018
853
8.4%
8.3%
7.9%
12.5%
11.8%
1Q12
2Q12
3Q12
4Q12
1Q13
Adjusted EBITDA
Adjusted EBITDA Margin

* Adjusted EBITDA contemplates other operational results

OPERATING PROFIT EVOLUTION 1Q13 vs 1Q12

R$ million


600
400
200
0
268
89
175
531
DM 133
FS 12
Dairy 30
1Q12 EBIT
Export Market
Brazil (DM, FS, Dairy)
1Q13 EBIT

NET SALES EVOLUTION

R$ million



13.8%
volume -5.0%
price/mix +19.7%
6,337
6,842
7,193
8,146
7,209
1Q12
2Q12
3Q12
4Q12
1Q13

NET SALES BREAKDOWN 1Q13

BY PRODUCT


Other Sales 3.6%
Food Service 5.1%
Dairy 8.8%
Poultry 33.9%
Processed 39.5%
Pork / Beef 9.1 %

BY SEGMENT


Food Service 5.1%
Dairy 8.8%
Domestic Market 43.2%
Export Market 42.9%

1Q13 RESULTS

R$ million

GROSS PROFIT


Δ:+26.3%
+2.3pp
1,343
1,697
21.2%
23.5%
1Q12
1Q13

EBIT


Δ:+98.1%
+3.2pp
268
531
4.2%
7.4%
1Q12
1Q13

ADJUSTED EBITDA


Δ:+60.2%
+3.4pp
532
853
8.4%
11.8%
1Q12
1Q13

NET INCOME


Δ:+134.0%
+2.6pp
153
359
2.4%
5.0%
1Q12
1Q13

COST OF GOODS SOLD (COGS)

COGS / sales VOLUME
(R$/kg)


16.2%
3.28
3.30
3.55
3.79
3.81
1Q12
2Q12
3Q12
4Q12
1Q13

GRAIN PRICES - CORN

USD/bushel



9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2.09
2.09
2.27
2.34
2.52
2.09
2.60
2.29
3.73
5.27
3.73
4.28
6.79
6.95
5.89
5.23
3.76
Historical Prices
Future Prices at 04.19.2013

Source: Chicago Board of Trade.

GRAIN PRICES – SOYBEAN MEAL



USD/ ton
600.00
550.00
500.00
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
170
164
167
195
233
187
176
239
334
326
300
344
430
370
185
260
335
Historical Prices
Future Prices at 04.19.2013

Source: Chicago Board of Trade.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES

R$ million


% SG&A / Net Sales
1,039
1,155
1,197
1,315
1,105
16.4%
16.9%
16.6%
16.1%
15.3%
1Q12
2Q12
3Q12
4Q12
1Q13

INVESTMENTS 1Q13

R$ million



CAPEX: R$ 516 mi
236
88
148
Logistics
61
98
121
107
Growth
Efficiency
Support
Biological Assets
Other Investments/ Acquisitions

TOTAL INVESTMENT
R$ 623 million

FINANCIAL POSITION



LIQUIDITY
(Cash & Cash Equivalents)
R$ Billion
4.0
3.3
3.8
3.1
1.0
1.0
1.0
1.0
2.3
3.0
2.3
2.8
2.1
1Q12
2Q12
3Q12
4Q12
1Q13
Cash & Cash Eq.
Revolving Credit



NET DEBT
Mar.13
R$ Billion
9.3
5.5
3.8
2.2
1.5
0.7
7.2
4.0
3.2
Gross Debt
Cash & Cash Eq.
Net Debt *
R$
Foreign Exchange

COSTS, TERMS AND PROFILE

	R$	US$	Total
Average Cost (Annual)	6.78%	5.57%	
Average Term (Years)	1.9	6.1	4.4



OTHERS
3%
RURAL
14%
CAPITAL
MARKET
39%
BNDES
AND
OTHERS
18%
TRADE FINANCE
26%

* Including hedge positions

FINANCIAL LEVERAGE

R$ million


5,974
7,048
7,125
7,018
7,152
2.02
2.57
2.76
2.62
2.38
Net Debt
Net Debt. /
Adjusted EBITDA
1Q12
2Q12
3Q12
4Q12
1Q13

EXCHANGE RATE	=	R$ 1.82	R$ 2.02	R$ 2.03	R$ 2.04	R$ 2.01

LAUNCHES 1Q13


Sanduba


Batavo
Kissy

DOMESTIC MARKET
8 New SKUs


Batavinho

FOOD SERVICE
8 New
SKUs


Sadia
ISCAS DE FRANGO

EXPORT MARKET
30 New SKUs


PREZATO
SALAME
TIPO ITALIANO
FATIADO
Sadia


Elegê
Morango
Elegê
Salada de Frutas

DAIRY
12 New SKUs


Elegê
Molho Strogonoff
Elegê
Molho Funghi

TOTAL: 58 LAUNCHES

DOMESTIC MARKET

DOMESTIC MARKET NET SALES EVOLUTION

R$ million

DOMESTIC MARKET NET SALES 1Q13

4.2% { volume -7.5%; price/mix +12.6% }


2,992
3,104
1Q12
1Q13

TCD ADJUSTED DOMESTIC MARKET NET SALES

Excluding net sales of divested assets and suspended categories since 3Q12

+38.3% { volume +23.4%; price/mix +12.1% }


2,445
3,104
1Q12
1Q13

DOMESTIC MARKET – 1Q13



GROWTH
(1Q12 vs 1Q13)
Net Sales
Volume
Price/mix
4.2%
-7.5%
12.6%



EBIT
(R$ million)
+46.7%
+ 3.9 p.p.
284
417
9.5%
13.4%
1Q12
1Q13

- ✓ Lower volume due to transferred and discontinued assets (TCD)
- ✓ Profitability recovery



SHARE OF TOTAL
NET SALES
43.2%

EXPORT MARKET

EXPORT MARKET – 1Q13


GROWTH
(1Q12 vs 1Q13)
Net Sales
Volume
Price/mix
31.1%
4.1%
25.9%


EBIT
(R$ million)
35
1.1%
-2.3%
-54
1Q12
1Q13

- ✓ Profitability recovery vs 1Q12
- ✓ Incremental cost pressure vs 4Q12



SHARE OF TOTAL NET SALES 42.9%

EXPORT MARKET – 1Q13

MIDDLE EAST

- ✓ Net Sales recovery due to price increase

NET SALES
(R$ million)

Volume
1Q13 vs 1Q12:
- 1.3%


45.7%
735
1.071
1Q12
1Q13

EUROPE

- ✓ Macro scenario slightly more challenging
- ✓ Food inflation impacting consumption

NET SALES
(R$ million)

Volume
1Q13 vs 1Q12:
- 2.9%


-4.4%
436
417
1Q12
1Q13


NaBrasa
BEEF
RIB EYE

EXPORT MARKET – 1Q13

EURASIA

- ✓ Return of some plants in Russia promoted increase in volume

NET SALES
(R$ million)

Volume 1Q13 vs 1Q12: +36.1%


58.3%
165
261
1Q12
1Q13

FAR EAST

- ✓ More adequate inventories in Japan
- ✓ Yen devaluation

NET SALES
(R$ million)

Volume 1Q13 vs 1Q12: -11.2%


7.6%
566
609
1Q12
1Q13


Sadia
冷冻鸡全翼

EXPORT MARKET – 1Q13

LATAM

✓ Increase in volume/ net sales due to the incorporation of the activities of Quickfood

NET SALES
(R$ million)


77.4%
294
521
1Q12
1Q13

Volume
1Q13 vs 1Q12:
+46.6%


MAX
PARRILLA

AFRICA

✓ Strategy of gradually enhancing the portfolio

NET SALES
(R$ million)


13.7%
227
258
1Q12
1Q13

Volume
1Q13 vs 1Q12:
-8.1%

FOOD SERVICE

FOOD SERVICE – 1Q13


GROWTH
(1Q12 vs 1Q13)
Net Sales
Volume
Price/mix
21.2%
3.5%
-14.7%


EBIT
(R$ million)
+31.4%
+ 3.0 p.p.
51
39
14.0%
11.0%
1Q12
1Q13

- ✓ Profitabilty recovery
- ✓ Decrease in volume related to pricing adjustment in certain categories -- focus on value share


SHARE OF TOTAL
NET SALES
5.1%

DAIRY

DAIRY – 1Q13

GROWTH
(1Q12 vs 1Q13)


Net Sales
Volume
Price/mix
0.3%
-16.5%
20.1%

EBIT
(R$ million)


29
4.4%
-0.1
-0.1%
1Q12
1Q13

✓ Operational Margin improvement with adjustments in UHT milk volumes and pricing



SHARE OF TOTAL NET SALES 8.8%